UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

23 September 2010

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Rocky Mountain Chocolate Factory, Inc.

File No. 0-14749 -- CF# 25667

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Rocky Mountain Chocolate Factory, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 15, 2010.

Based on representations by Rocky Mountain Chocolate Factory, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through May 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel